EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
YEARS ENDED DECEMBER 31,
(Unaudited)
(Dollars in Millions)

	2013	2012	2011	2010	2009

Profit	$513	$428	$374	$278	$259

Add:
Provision for income taxes	167	145	109	40	45

Profit before income taxes	$680	$573	$483	$318	$304

Fixed charges:
Interest expense	$734	$801	$827	$917	$1,048
Rentals at computed interest*	6	6	5	6	5

Total fixed charges	$740	$807	$832	$923	$1,053

Profit before income taxes plus fixed charges	$1,420	$1,380	$1,315	$1,241	$1,357

Ratio of profit before income taxes plus fixed charges to fixed charges	1.92	1.71	1.58	1.34	1.29

*Those portions of rent expense that are representative of interest cost.

Amounts for 2013, 2012 and 2011 have been revised for immaterial corrections; amounts for 2010 and 2009 have not been revised.